FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of registrant’s name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    [X]            Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Yes             [   ]                     No         [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Yes             [   ]                     No         [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

  Yes             [   ]                     No         [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Enersis S.A. is filing this Report on Form 6-K to file the following exhibits.

Exhibit

99.1	Interim Consolidated Financial Statements for the period ended September 30, 2012 of Enersis S.A. and Subsidiaries (Unaudited)

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months ended September 30, 2012 and September 30, 2011

99.3	Unaudited Pro Forma Condensed Consolidated Financial Information

99.4	Consolidated Financial Statements for the period ended December 31, 2012 of Enersis S.A. and Subsidiaries (Unaudited)

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K of Enersis S.A., including the exhibits, contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

—	our capital investment program;

—	trends affecting our financial condition or results from operations;

—	our dividend policy;

—	the future impact of competition and regulation;

—	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

—	any statements preceded by, followed by or that include the words “believes”, “expects”, “predicts”, “anticipates”, “intends”, “estimates”, “should”, “may” or similar expressions; and

—	other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

—	changes in the regulatory framework of the electricity industry in one or more of the countries in which we operate;

—	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

—	the nature and extent of future competition in our principal markets;

—	political, economic and demographic developments in the markets in South America where we conduct our business; and

—	the factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended (the “2011 Form 20-F”).

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report or in the documents incorporated by reference herein to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By:	/s/ Ignacio Anoñanzas Alvear
Ignacio Antoñanzas Alvear
Chief Executive Officer

Dated:  February 25, 2013